Exhibit 99.6

NICE inContact Joins FedRAMP Marketplace, Bringing the market leading Cloud platform to Government Contact Centers

Government agencies will now have access to the first cloud contact center solution available directly from a FedRAMP-authorized provider

SALT LAKE CITY – June 15, 2017 – NICE inContact (Nasdaq:NICE), the leading provider of cloud contact center software unifying omnichannel routing, workforce optimization and analytics, today announced it is the first cloud contact center provider to be sponsored for the Federal Risk and Authorization Management Program (FedRAMP).

FedRAMP is a government-wide program that provides a standardized approach to security assessment, authorization, and continuous monitoring for cloud products and services. The program is the result of close collaboration with cybersecurity and cloud experts from the Department of Homeland Security (DHS), Department of Defense (DOD), National Security Agency (NSA) and more. To join the FedRAMP marketplace, cloud companies must be sponsored by a government agency and then complete labor-intensive processes to meet strict security regulations and mandates.

With inContact’s FedRAMP Authorization to Operate (ATO), federal agencies will be able to integrate cloud contact center software, whether they are replacing on-premise solutions or establishing contact center technology for the first time. Due to the strict security requirements to join the marketplace, government agencies to date have had limited contact center options. inContact’s FedRAMP authorized Customer Interaction Cloud will unlock tremendous opportunity for inContact to help government agencies migrate to cloud solutions so they can take advantage of previously untapped cloud benefits such as agility, cost-effectiveness, scalability and reliability.

inContact’s current customers will also benefit from this authorization, as there are new cloud enhancements being added to inContact’s technology through the certification process. inContact is increasing the base security of its technology through new features such as external authentication, which is available to all customers – not just those acquired through FedRAMP.

“The FedRAMP certification process is extremely rigorous, as the government sets the bar high on cloud security,” said Paul Jarman, CEO at inContact. “With the barrier for entry so high, federal agencies haven’t had access to cloud contact center software that can significantly enhance their customer service operations and reduce costs. We also take security very seriously at inContact, and are excited to fill this need, enabling more efficient customer service for federal agencies.”

The authorization is scheduled to be completed by August, and you can view inContact listed in the FedRAMP Marketplace here.

About NICE inContact
NICE inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes the customer interaction cloud, an expert service model and the broadest partner ecosystem. inContact is a part of NICE (Nasdaq:NICE), the worldwide leading provider of both cloud and on-premises enterprise software solutions, helping organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. For more about NICE, visit www.nice.com. To learn more about inContact, visit www.incontact.com.

inContact
Media Contact:
Cheryl Andrus, +1 801-320-3646
cheryl.andrus@incontact.com

or

NICE Ltd.
Investors Contact:

Marty Cohen, +1 551-256-5354 (ET)
ir@nice.com
or
Yisca Erez, +972-9-775-3798 (CET)
NICE Ltd.
ir@nice.com

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.